

Winston Damarillo · 2nd

INCLUSIVE Fintech Venture Builder ; G2000 Enterprise Transformation Executive, Silicon Valley Technology Entrepreneur and World Economic Forum Leader (YGL)

Talino Venture Labs · University of Oxford - Said Business School

Manhattan Beach, California, United States · Contact info

500+ connections

Experience

Chief Executive Officer
Talino Venture Labs · Full-time
Jan 2019 - Present · 3 yrs 2 mos
Singapore

Global Venture Builder with offices in the USA, Southwest Asia and Middle East

Chief Strategy Officer
PLDT · Full-time
May 2015 - Oct 2018 · 3 yrs 6 mos

PLDT is a leading Telecommunications Corporation in Southeast Asia with over 50M ...see more

Founder and Chairman
Amihan Global Strategies (AGSX) · Full-time
Apr 2015 - Jan 2018 · 2 yrs 10 mos
ASEAN

Pioneering Digital Transformation Company in Southeast Asia and Middle East Markets

CEO
Simula Venture Labs · Full-time
Jun 2007 - Oct 2013 · 6 yrs 5 mos

Simula is an incubator and venture builder for disruptive open source projects

CEO and Founder
Gluecode Software
Sep 2001 - May 2005 · 3 yrs 9 mos
Los Angeles

Gluecode brought to market a leading Open Source Java Application Server from the Apache Software Foundation (ASF) .. Acquired by IBM Corporation in 2005.

See all 7 experiences